SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated March 30, 2004

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicateby check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

BARAN GROUP LTD.
Form 6-K

Company Contact:
Baran Group, USA
Alex Berd, Esq
212-207-4755
alex.berd@barangroup.com

Baran Group, Israel
Sasson Shilo, CFO
972-8-6200200
sasson.shilo@barangroup.com

BARAN GROUP REPORTS FOURTH QUARTER AND YEAR END 2003
FINANCIAL RESULTS

NEW YORK, NY - March 30, 2004 - The Baran Group Ltd. (NASDAQ, TASE: BRAN) announced its results of operations for the year ended December 31, 2003. a full and detailed report will be published in the Form 20-F in the coming month.

All U.S. $ figures are adjusted to December 31, 2003 exchange rate.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Convenience translation into thousands of U.S. dollars
	December 31, 2002	December 31, 2003

CURRENT ASSETS:
Cash and cash equivalents	20,615	14,680
Short-term investment	19,691	14,574
Restricted Cash	318	300
Account receivable	58,703	52,916
Trade and income receivable
Other	10,640	11,227
Inventories	2,098	3,763

Total current assets	112,065	97,460
INVESTMENTS, LOANS AND
LONG-TERM RECEIVABLES:
Investments in associated companies	6,124	5,521
Other investments, loans and long-term
receivable	6,363	2,884
Deferred income taxes	356	393

	12,843	8,798
LAND AND BUILDINGS FOR LEASE
Cost	15,779	16,349
Less- accumulated depreciation
and amortization	1,685	2,101

	14,094	14,248
FIXED ASSETS
Cost	33,588	34,332
Less- accumulated depreciation
and amortization	17,103	19,309

	16,485	15,023
GOODWILL,
net of accumulated amortization	22,210	11,694

OTHER INTANGIBLE ASSETS, net of
Accumulated amortization	1,371	600

	179,068	147,823
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term credit and bank loans	22,641	30,765
Accounts payable and accruals
Trade	22,182	15,456
Other	35,551	25,773

Total current liabilities	80,374	71,994

LONG-TERM LIABILITIES
Liability-for employee rights
upon retirement, net of amount funded	1,309	1,163
Bank loans, net of current maturities	37,390	31,939
Capital notes issued to minority
Shareholders of a subsidiary, net	2,500	2,449
Deferred income taxes	11	5

Total long-term liabilities	41,210	35,556

MINORITY INTERESTS	2,045	2,394

SHAREHOLDERS' EQUITY	55,439	37,879

TOTAL LIABILITIES
AND STOCKHOLDERS' EQUITY	179,068	147,823

Baran Group Ltd.
FINANCIAL HIGHLIGHTS
In thousands, except share and per share information)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Convenience translation from adjusted NIS into thousands U.S. dollars For the Year ended December 31

	2001	2002	2003

Revenues	230,867	203,339	158,814
Cost of Sales	190,119	172,219	142,536

Gross Profit	40,748	31,120	16,278
% Gross Profit	18%	15%	10%

Research and Development Expenses, net	836	1,370	295
Selling and Marketing, net	2,166	5,291	4,669
General and Administrative	13,488	11,986	16,727

Operating Profit	24,258	12,473	(5,413)
% Operating Profit	11%	6%	-

Financing Income (Expenses)	1,785	(3,911)	(2,295)
Other Income (Expenses)	94	237	167
Goodwill impairment		-	(8,290)

Income before Taxes	26,137	8,799	(15,831)
Taxes on Income	10,161	3,871	2,244
Income after Taxes on Income	15,976	4,928	(18,075)

Share in Profits of Associated Companies	(725)	237	(141)
Minority Interest in Loss (Profits)	131	489	569

Net Income	15,382	5,654	(17,647)

Earning per Share - basic and diluted	2.035	0.73	(2.2)

BARAN GROUP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Convenience translation from adjusted NIS into thousands U.S. dollars
	Year ended December
	2001	2002	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	15,382	5,654	(17,647)

Adjustments to reconcile net income to net cash
provided by operating activities:	19,476	(40,263)	3,191

Net cash provided by (used in) operating activities	34,858	(34,609)	(14,456)

CASH FLOWS FROM INVESTING
ACTIVITIES:
Purchase of fixed assets and buildings for sale	(4,950)	(4,730)	(2,451)
Proceeds from sale of investments in an associated
company			210
Acquisition of subsidiaries consolidated for the
first time	(2,520)	(2,367)	82
Sale of investment designed for sale			1,122
Investment in associated companies	(225)	(181)
Other investments acquired	(58)
Proceeds from sale of fixed assets	1,052	996	992
Decrease (increase) in short-term deposits, net	1,351	200	(991)
Increase in restricted cash		(318)
Sale (purchase) of short-term marketable securities,
net	(89)	(19,145)	7,681
Increase in long term deposits	(2,490)		(159)
Grant of long-term loan		(124)	(55)

Net cash provided by (used in) investing
activities	(7,929)	(25,669)	6,431

BARAN GROUP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Convenience translation from adjusted NIS into thousands U.S. dollars
	Year ended December
	2001	2002	2003

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of restricted shares	45
Long-term bank loans received	5,838	34,706	332
Repayment of long-term bank loans	(6,168)	(1,812)	(6,121)
Dividend paid	(7,322)	(2,990)
Dividend paid to minority shareholders in consolidated
subsidiary			(50)
Short-term bank credit - net	6,472	161	1,390
Short-term bank loans - net	1,705	1,288	6,249
Cost of acquisition of company shares held by a
subsidiary		(399)
Capital note issued to minority in a subsidiary			556

Net cash provided by (used in) financing activities	570	30,954	2,356

TRANSLATION DIFFERENCES ON CASH BALANCES
OF A SUBSIDIARY OPERATING INDEPENDENTLY	(2)	22	(266)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27,497	(29,302)	(5,935)

BALANCE OF CASH AND CASH
EQUIVALENTS AT BEGINNING
OF PERIOD	22,420	49,917	20,615

BALANCE OF CASH AND CASH
EQUIVALENTS AT END OF PERIOD	49,917	20,615	14,680

A full and detailed discussion of Baran Group Ltd. activities for the year ended December 31, 2003, will be included in the forthcoming Form 20-F.

Full Year 2003

•	For the 2003 full-year period, the Company reported revenue of $159 million, compared to revenue of $203 million in the year ago period, a decrease of 22%.

•	In 2003 gross profit was $16.3 million, compared with gross profit of $ 31.1 million in 2002, a decrease of 48%. As a percentage of revenues, gross profit in the 2003 were 10% compared to 15% in 2002.

•	Operating income in 2003 declined to a loss of ($5.4) million from operating income of $12.5 million a year ago.

•	Income before taxes declined to loss of ($15.8) million from an income of $8.8 million in 2002.

•	The Company reported net loss of ($17.6) million in 2003, or ($2.2) per share, compared to net income of $5.6 million, or $0.73 per share, in 2002.

The decrease in revenues is mainly attributable to the local and worldwide recession, economic downturn, and to political changes and dominant presence of governmental entities in the infrastructure market in Israel, which resulted in the slowdown of large-scale projects that Baran has already retained.

Additionally, the decrease in revenues is also influenced by the completion of large scaled projects mainly in the Industry and Communication divisions and the fact that several existing and future large scaled infrastructure projects are suspended or postponed.

Another significant reason influencing the decrease in revenues is the severe and extensive difficulties arisen during the last quarter of 2003, in one of Baran’s large scaled projects; Baran recorded an accrual for additional costs of the project of approximately $1.4 million. Some of the difficulties may have further future implications and Baran and its partners are operating to resolve them.

Furthermore, Baran’s activity in the United States lagged behind the income target and its planned work budget and incurred losses during 2003. Additionally, in connection with the annual review of assets required by FAS 142 issued by the Financial Accounting Standard Board, as well as the IFAS 15 issued by the Israeli Financial Accounting Standard, Baran determined to writ down approximately $8.3 million of its goodwill and its amortization, resulting mainly of Baran Telecom Inc (Baran’s US subsidiary) goodwill impairment.

Liquidity and capital resource
Baran generated negative cash flow in the year ended December 31, 2003 in the amount of $14.5 as compared to a $34.6 negative cash flow in the year ended December 31, 2002. Baran’s primary source of funds in 2001 was cash generated from operations and retained earnings. However, in the years 2002 and 2003 during which the Baran suffered negative cash flow, Baran used past cash surplus as well as bank credit as its main financing source.

Financial information by divisional classification
Baran currently operates through four divisions since the end of 2003. Each division’s relative contribution to the aggregate revenues of Baran during the years 2001, 2002 and 2003, was as follows:

Division	2003		2002*		2001*

Communications Division	34%		38%		42%
Civil Engineering Division	8%		5%		3%
Industry Division	19%		30%		44%
Technology and Services Division	39%		27%		11%
Total	100%		100%		100%
Revenues	$159	M	$203	M	$231	M

(*) The relative contribution ascribed to each division during these years is estimated, based on the assumption that the divisional structure of Baran during the years 2002 and 2001 is similar to the divisional structure in the year of 2003.

Geographical breakdown of Baran's revenues for the years ended December 2003, 2002 and 2001was as follows:

Division	2003	2002	2001

Israel	74%	71%	91%
Europe	10%	21%	8.5%
USA	14%	4%	0.5%
The rest of the world	2%	4%	0

Total	100%	100%	100%

Baran intends to expand its international operations to approximately 40% of its total operations in 2004, compared with 26% in 2003 and approximately 29% in 2002.

About the Baran Group
The Baran Group, Ltd. is a global provider of engineering, technology and construction solutions. The Company provides full-service, turnkey engineering and technological planning and production services to a broad range of industries through four professional divisions: communications, civil engineering, industry and technology and services. Baran specializes in handling complex and challenging projects, offering creative and unconventional solutions, and customizing projects to clients’ real needs. Baran’s services include feasibility & planning, detailed engineering, procurement, project management, facility management, and construction management.

For more information about the Baran Group, visit www.barangroup.com.

The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including general economic conditions, consumer spending levels, adverse weather conditions and other factors could cause actual results to differ materially from the Company’s expectations.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Sasson Shilo —————————————— Sasson Shilo Chief Financial Officer

Date: 30 March, 2004